22003099

ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-39904

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 07 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FLI INVESTORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE JERICHO PLAZA, SUITE 201
(No. and Street)

JERICHO	NEW YORK	11753
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN J. JUCHEM	516-935-1200	STEVE@FLIINVESTORS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GRASSI & CO.
(Name – if individual, state last, first, and middle name)

488 MADISON AVE., 21ST FLOOR	NEW YORK	NEW YORK	10022
(Address)	(City)	(State)	(Zip Code)

10/22/03	606
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. JUCHEM, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FLI INVESTORS, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JO-ANNE BROCCOLO
Notary Public, State of New York
Registration No. 01BR4938784
Qualified in Nassau County
Cert. Filed in Nassau County
My Commission Expires July 25, 2022

Signature: [signature]

Title: EXEC. VP & CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FLI INVESTORS, LLC

INDEX

YEARS ENDED DECEMBER 31, 2021 AND 2020

GRASSI
ADVISORS & ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FLI Investors, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FLI Investors, LLC (the "Company") as of December 31, 2021 and 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of FLI Investors, LLC as of December 31, 2021 and 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as FLI Investors, LLC's auditors since 2019.

New York, New York
January 31, 2022

MOORE

488 MADISON AVENUE, 21ST FLOOR, NEW YORK, NY 10022
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK I NEW JERSEY I MASSACHUSETTS I FLORIDA

FLI INVESTORS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
Cash	$ 757,687	$ 376,662
Accounts receivable	52,218	57,653
Contract assets	7,271	8,828
Total assets	$ 817,176	$ 443,143
LIABILITIES AND MEMBERS' EQUITY		
Accrued expenses	$ 10,000	$ 10,000
Accrued member distributions	17,070	16,080
Member buyout payable	19,579	-
Total liabilities	46,649	26,080
Members' equity	770,527	417,063
Total liabilities and members' equity	$ 817,176	$ 443,143

The accompanying notes are an integral part of these financial statements.

FLI INVESTORS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

FLI Investors, LLC (the "Company") was organized on August 1, 1998, under Delaware state law. The Company is a financial services firm, rendering brokerage services as a broker/dealer. The Company is registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's customers through various third party entities are primarily high net worth individuals domiciled in the United States of America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(c) Cash

The Company's cash is held at financial institutions which have Federal Deposit Insurance Corporation ("FDIC") coverage. The Company's cash held at FDIC insured financial institutions may, at times, exceed FDIC covered amounts. No losses have been incurred to date.

(d) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus, accounts receivable do not bear interest.

The Company makes judgments as to the collectability of accounts receivable based on historical trends and future expectations. Management estimates an allowance for doubtful accounts, which represents the collectability of accounts receivable. This allowance adjusts gross accounts receivable downward to its estimated net realizable value. To determine the allowance for doubtful accounts, management reviews specific customer risks and the Company's accounts receivable aging. Management considers accounts past due on a customer by customer basis. No allowance for doubtful accounts was provided as of December 31, 2021 and 2020, as management believed that there were no material, additional, probable losses at those dates.

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Contract Assets and Deferred Revenue

Contract assets are recorded for those parts of the contract consideration not yet invoiced, but for which the performance obligations are completed. Deferred revenue (contract liabilities) represents billings or payments received in advance of revenue recognition and are recognized upon transfer of control. There were no deferred revenue billings or payments at December 31, 2021 and 2020.

(f) Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code ("IRC"). Under those provisions, the Company is not required to pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

The Company elected to pay New York State income taxes of $12,604 and $0 on behalf of its members for the years ended December 31, 2021 and 2020, respectively. These payments are reflected as distributions to members.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements.

(g) Subsequent Events

The Company has evaluated subsequent events after December 31, 2020 through January 31, 2022, the date that the financial statements were considered available to be issued. During this period, there were no subsequent events requiring disclosure, except for member distributions paid of $700,000.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company receives management fees from certain entities related to the Company by common ownership.

The Company has a cost sharing agreement for rent, salaries, insurance and other general administrative expenses with an entity related through common ownership.

(continued)

FLI INVESTORS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021 AND 2020

NOTE 4 - MEMBERS' EQUITY

Class A and Class I Member Interests

The Company has authorized two classes of member interests, Class A and Class I non-voting member interests. The rights of the holders of each class of member interest are different. Each holder of Class I member interests is entitled to share in a percentage of the Company's gross revenue (the "Class I Revenue Share"). Each holder of Class A member interests is entitled to their pro-rata share of net income, after the Class I Revenue Share is subtracted.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one subject to a minimum net capital requirement of $5,000. At December 31, 2021, the Company had net capital of $711,038, which was $706,038 in excess of its required net capital. The Company's net capital ratio was .07 to 1.

NOTE 6 - INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 - RULE 15c3-3 EXEMPTION

The Company did not claim an exemption under paragraph (k) of 17 C.F. R. 240.15c-3, and the Company may file an Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F. R 240.17a-5 because it limits its business activities as a Non-Covered Firm and does not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended December 31, 2021. As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2021.

GRASSI
ADVISORS & ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FLI Investors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) FLI Investors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities as a Non-Covered Firm and does not hold customers' cash or securities on behalf of customers and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended December 31, 2021. As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2021.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
January 31, 2022

FLI Investors, LLC's Exemption Report

FLI Investors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)(i)(8)(2) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934 for the year ended December 31, 2021.

(2) As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm.

(3) The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2021.

FLI Investors, LLC
By: Robert D. Rosenthal
Title: Chairman and Chief Executive Officer

I, Stephen J. Juchem, affirm that, to my best knowledge and belief, (i) this Exemption Report is true and correct and, (ii) neither FLI Investors, LLC, nor any member, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

By: Stephen J. Juchem
Title: Executive Vice President and Chief Financial Officer
January 31, 2022

GRASSI
ADVISORS & ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FLI Investors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) FLI Investors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities as a Non-Covered Firm and does not hold customers' cash or securities on behalf of customers and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended December 31, 2021. As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2021.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
January 31, 2022

FLI Investors, LLC's Exemption Report

FLI Investors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)(i)(8)(2) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934 for the year ended December 31, 2021.

(2) As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm.

(3) The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2021.

FLI Investors, LLC
By: Robert D. Rosenthal
Title: Chairman and Chief Executive Officer

I, Stephen J. Juchem, affirm that, to my best knowledge and belief, (i) this Exemption Report is true and correct and, (ii) neither FLI Investors, LLC, nor any member, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

By: Stephen J. Juchem
Title: Executive Vice President and Chief Financial Officer
January 31, 2022